UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                         August                           , 2003
                ---------------------------------------------------------

                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

       Form 20-F           X              Form 40-F
                  --------------------               -------------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes                                 No             X
                  --------------------               -------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   -------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated August 4, 2003.

                                    Exhibit 1

Frontline Ltd.
Interim Report April - June 2003

SECOND QUARTER AND SIX MONTH RESULTS

Frontline Board is pleased to announce a second consecutive quarter of strong earnings.

Frontline Ltd. reports net operating income before depreciation of $174.0 million and net income of $155.1 million for the second quarter of 2003. Earnings per share for the quarter were $2.04.

Net operating revenues decreased by 12 per cent compared with the first quarter of 2003. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $46,000, $39,600 and $35,200, respectively, compared with $$55,400, $40,800 and $42,400, respectively in the immediately preceding quarter. In the second quarter the Company recorded a provision for loss on sale of assets of $4.3 million, relating to the sale, in the third quarter, of its shares in two vessels owned through joint ventures.

Net interest expense for the quarter was $13.8 million (2002 comparable quarter:
$15.6  million).  Other  financial  items for the quarter  were  positive  $18.0 million of which $17.1 million is attributable to the gain recorded on the settlement of the Bank of Nova Scotia Equity Swap Line. In the second quarter of 2003, the Yen was largely unchanged against the US Dollar, resulting in only a small foreign currency impact for the Company on the Yen debt in subsidiaries and associated companies.

For the six months ended June 30, 2003 the Company reports net operating income before depreciation of $379.8 million and net income of $334.7 million. Earnings per share for the six months were $4.39. This is the best half year result ever achieved by the Company.

The average daily TCEs earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers in the six months were $50,700, $40,200 and $38,700, respectively. As of August 4, 2003, Frontline has cash breakeven rates for VLCCs and Suezmaxes of $20,600 and $14,100, respectively.

The results for the periods of 2002 presented have been restated, principally to reflect the adoption of Financial Accounting Standard 142 "Goodwill and Other Intangible Assets". The Company adopted FAS 142 effective January 1, 2002 as disclosed in the preliminary fourth quarter and financial year 2002 report.

THE MARKET

The very strong charter rates experienced in the first quarter gradually came down in the second quarter but still remained at a healthy level. Only towards the very end of the quarter did a seasonal reduction in transportation demand take its toll resulting in a reduction of rates that has continued into the summer. Through the first half of the year rates have been very volatile at high levels. The favourable conditions are explained partly by seasonal effects such as a very cold winter in the Northern Hemisphere and by political events such as the strike in Venezuela, unrest in West Africa and the war in Iraq. The market improvement over last year is also related to a general demand increase and increase in OPEC production. The volatility is most likely the effect of the trend towards lower global oil inventories which has resulted in sharper swings in transportation demand as the requirement for oil "just-in-time" has become increasingly important. The fact that the crude oil fleet capacity has remained more or less unchanged has contributed to a favorable supply-demand balance.

Scrapping activity increased in the quarter and to date this year 20 VLCCs and ULCCs and 7 Suezmaxes have been sold for scrap compared with 23 VLCC and 9 Suezmax newbuilding deliveries. Order books stand at 72 VLCCs and 65 Suezmaxes for delivery into mid 2006. It is expected that the new EU regulations for tankers will accelerate the removal of the remaining 1970's built crude oil tankers which have also lost their main trade with the change of the regime in Iraq.

The International Maritime Organization (IMO) has recently met to consider the newly introduced EU rules. It seems likely that the IMO will tighten their existing rules later this year in order to be more in line with the new EU rules. This will be of special importance for the phase-out of single hull tonnage presently scheduled for 2015 in the IMO rules and 2010 in the EU rules.

The strength in the overall shipping markets and particularly the recovery of the container market, has led to increased ordering and well-filled order books for the yards. The earliest delivery of large tonnage is now estimated to be 2006 - 2007. Second-hand prices as well as newbuilding prices have moved slightly upwards in the quarter.

CORPORATE AND OTHER MATTERS

On August 4, 2003, the Board declared a dividend of $1.10 per share. The record date for the dividend is August 18, 2003, ex dividend date is August 14, 2003 and the dividend will be paid on or about September 2, 2003. The dividend consists of $0.25 per share in normalised dividend and an extra dividend of $0.85 per share reflecting the strong earnings achieved in the quarter. The Board maintains its long-term strategy of retaining approximately $200 million in free liquidity.

In June 2003, the Company sold two of its 2001 built Suezmax tankers, the Front Melody and Front Symphony, to two German K/Gs promoted by Dr. Peters GmbH. The vessels will be chartered back on 12.5 years time charter arrangements, including options for the Company to buy back the vessels at the end of the charter period. The sale of these two vessels generated cash of approximately $39 for the Company and a gain on sale of approximately $7 million that is being recognized over the term of the charter.

In June 2003, the Company agreed to sell two 2000 built Suezmax tankers, the Front Sun and the Front Sky to OMI Corporation (OMI), for $49.25 million per vessel, consisting of $43.25 million cash and one million shares of OMI common stock valued at $6.00 per share, with a share price guarantee from OMI at $5.70 over a six month period. Frontline will pay to OMI any shortfall of time charter equivalent earnings per vessel below an average of $20,000 per day for one year from delivery. Deliveries to OMI are expected in August 2003. Both vessels will continue in Alliance Chartering, the co-operation between OMI and Frontline. The sale of these vessels will generate cash of approximately $39 for the Company in addition to receiving 2,000,000 OMI shares and a gain on sale of approximately $4 million.

In June 2003, the Company acquired for $9.5 million the remaining 50 per cent interest in the VLCC New Circassia which is now wholly-owned by the Company.

In June 2003, the Company agreed with its partners, Euronav Luxembourg SA (Euronav) and Overseas Shipholding Group, Inc. (OSG), to swap interests in six joint companies, which each own a VLCC. These agreements will result in the Company selling its interest in the vessel Pacific Lagoon to Euronav; acquiring, jointly with OSG, Euronav's interest in the Ariake and Sakura I increasing its share in such vessels to 50.1 per cent each; and exchanging its interest in the Ichiban (33.33 per cent) with Euronav for a portion of Euronav's interest in the Tanabe and Hakata increasing its interest in these vessels to 50.1 per cent each. OSG will continue as partner with remaining interest in four vessels. Commercial management for Ariake and Sakura I will be transferred from the Tankers International Pool to Frontline in Oslo.

On July 1, 2003, the Company, through its non-recourse subsidiary Golden Ocean Group Limited (GOGL), entered into an option agreement with Hemen Holding Ltd (Hemen). The option agreement gives GOGL the right to acquire all shares in Independent Tankers Corporation ("ITC") from Hemen for a total consideration of $4.0 million plus 4 per cent interest per year. ITC operates a total of six VLCCs and four Suezmaxes which are on long term charters to BP and Chevron. Hemen is a holding company indirectly controlled by Frontline's Chairman, John Fredriksen. GOGL has paid $10.0 million for the option, which expires on July 1, 2010. The total book value of ITC's consolidated assets was $964 million as of December 31, 2002. A previous option agreement between the Company and Hemen relating to ITC, and with a strike price of $14.0 million, lapsed on July 1, 2003.

The Company's last remaining newbuilding VLCC was delivered in July 2003, and financed through traditional bank financing. The Company has no other material capital commitments.

In June 2003, the Company exercised its call option on the Frontline shares held by the Bank of Nova Scotia. This transaction involved the Company acquiring 3,070,000 shares at a cost of $8.97 per share. These Frontline shares were immediately cancelled upon acquisition by the Company. During the first quarter of 2003, the Company issued 63,000 shares in connection with the exercise of employee share options and at June 30, 2003, 73,473,066 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and six months was 76,108,176 and 76,288,141, respectively.

OUTLOOK

The Tanker market has shown a negative development so far in the third quarter. This situation reflects the facts that we are going through the traditionally weakest seasonal demand and no material increase in worldwide storage has occurred. The number of monthly VLCC cargoes fixed in the spot market has been around 100 but there has been a trend whereby more relets from the major Asian oil consumers have competed with the normal spot fleet. This situation is expected to improve in September when the Asian consumers normally start to increase their storage in order to meet winter demand.

Low oil inventories in the United States, as well as in Europe, provide a fundamental strength to the market and make any negative development in OPEC production unlikely. The negative development in North Sea Production seen in the last few months is an interesting trend and will, over time, lead to replacement with longer haul crude transportation.

The Board is actively looking into the way the Company employs its equity. It is the Board's target to optimise the use of equity through financing solutions that keep the necessary cash break even rates at reasonable historic levels and at the same time preserve a good liquidity buffer. Such financing solutions can include sale-leasebacks, bond financing as well as refinancing with traditional bank financing. Any capital successfully released in such refinancing is, for the time being, likely to be distributed to the shareholders in the form of extraordinary dividend. This is in line with what happened in connection with the June dividend payment.

Approximately 50 per cent of the open capacity for the third quarter is fixed at rates, which for both the Company's vessels classes, are approximately $10,000 per day higher than cash break even. The results achieved so far thereby support the payment of the targeted U$0.25 per share in normalised dividend for the quarter. Any excess dividend for the quarter will be dependent on a positive market development for the remaining part of the quarter.

The Board maintains the market view described in the first quarter report. It is likely that the tanker market, based on the existing tight supply demand balance, will show substantial volatility. The need to increase storage levels to meet the winter demand is likely to push a recovery of rates in September - October. The strength of the likely recovery will depend of such factors as world wide economic growth, weather, the forward oil price curve as well as political developments with special focus on Venezuela, Nigeria and Iraq. A major change in the IMO rules later this year could significantly influence the market and could, combined with a well filled order backlog for the yards, create an improved long term market situation for tanker owners. The Board remains optimistic overall for the development for the rest of the year, as well as the overall outlook for the Company.


FORWARD LOOKING STATEMENTS

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

August 4, 2003
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda


Questions should be directed to:

Contact: Tor Olav Tr0im: Director and Vice-President, Frontline Ltd
         +47 23 11 40 00

         Ola Lorentzon, Managing Director, Frontline Management AS
         +47 23 11 40 00

         Kate Blankenship: Chief Accounting Officer, Frontline Ltd + 1 441 295-6935

                            FRONTLINE GROUP SECOND QUARTER REPORT (UNAUDITED)

---------------------------------------------------------------------------------------------------------
    2002         2003   INCOME STATEMENT                                2003       2002          2002
  Apr-Jun      Apr-Jun  (in thousands of $)                           Jan-Jun     Jan-Jun      Jan-Dec
 (restated)                                                                     (restated)    (audited)
---------------------------------------------------------------------------------------------------------

    87,333    228,993   Net operating revenues                        487,935      177,852      416,521
         -     (4,271)  Gain (loss) from sale of assets                (3,778)           -       (1,228)
    28,645     28,918   Ship operating expenses                        55,758       53,991      109,286
     9,754     19,303   Charterhire expenses                           42,850       19,532       60,634
     2,601      2,458   Administrative expenses                         5,721        5,020       12,806
    46,333    174,043   Operating income before depreciation          379,828       99,309      232,567
    33,661     35,582   Depreciation                                   70,941       66,477      136,891
    12,672    138,461   Operating income after depreciation           308,887       32,832       95,676
     2,947      3,273   Interest income                                 5,981        5,428       13,042
   (18,525)   (17,082)  Interest expense                              (35,553)     (35,818)     (71,311)
    (9,451)    13,287   Share of results from associated companies     30,452       (8,464)     (10,711)
    (6,142)    18,005   Other financial items                          24,849         (424)      (8,614)
   (11,437)      (878)  Foreign currency exchange gain (loss)             127      (11,093)     (10,932)
   (29,936)   155,066   Income (loss) before taxes and minority       334,743      (17,539)       7,150
                        interest
        (2)        (1)  Taxes                                              (3)          (1)         (22)
         -          -   Cumulative effect of change in accounting           -      (14,142)     (14,142)
                        principle
    (3,152)         -   Discontinued operations                             -       (1,518)      (1,929)
   (33,086)   155,067   Net income (loss)                             334,746      (33,198)      (8,899)

                        Basic Earnings (loss) Per Share Amounts ($)
    $(0.39)     $2.04   EPS from continuing operations before           $4.39       $(0.23)       $0.09
                        cumulative effect of change in accounting
                        principle
    $(0.43)     $2.04   EPS                                             $4.39       $(0.43)      $(0.12)
---------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------
                        Income on timecharter basis ($ per day per
                        ship)*
    17,000     46,000   VLCC                                           50,700       18,700    22,500
    17,600     39,600   Suezmax                                        40,200       17,000    18,400
    15,300     35,200   Suezmax OBO                                    38,700       16,600    17,700

---------------------------------------------------------------------------------------------------------
                        * Basis = Calendar days minus off-hire.
                        Figures after deduction of broker
                        commission


---------------------------------------------------------------------------------------------------------
BALANCE SHEET                                                         2003         2002          2002
(in thousands of $)                                                  Jun 30       Jun 30        Dec 31
                                                                                (restated)    (audited)
---------------------------------------------------------------------------------------------------------
ASSETS
Short term
Cash and cash equivalents                                             244,984       95,149      100,298
Other current assets                                                  159,202       84,500      132,707
Long term
Newbuildings and vessel purchase options                               35,333       80,566       27,405
Vessels and equipment, net                                          2,275,918    2,318,742    2,373,239
Vessels under capital lease, net                                      347,756      234,336      264,902
Investment in associated companies                                    131,344      112,769      119,329
Deferred charges and other long-term assets                            16,479       16,132       16,863
Total assets                                                        3,211,016    2,942,194    3,034,743

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest bearing debt                                      156,802      230,009      167,807
Current portion of obligations under capital lease                     16,755       15,198       13,164
Other current liabilities                                             147,105       50,849       78,850
Long term
Long term interest bearing debt                                     1,161,742    1,201,871    1,277,665
Obligations under capital lease                                       342,905      218,920      259,527
Other long term liabilities                                            33,508       25,722       10,757
Minority interest                                                           -          166            -
Stockholders' equity                                                1,352,199    1,199,459    1,226,973
Total liabilities and stockholders' equity                          3,211,016    2,942,194    3,034,743
-------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------
    2002         2003   STATEMENT OF CASHFLOWS                        2003          2002         2002
  Apr-Jun      Apr-Jun  (in thousands of $)                          Jan-Jun       Jan-Jun      Jan-Dec
                                                                                               (audited)
---------------------------------------------------------------------------------------------------------
                        OPERATING ACTIVITIES
   (33,086)   155,067   Net income (loss)                             334,746      (33,198)      (8,899)
                        Adjustments to reconcile net income to net
                        cash provided by operating activities
    35,667     35,509   Depreciation and amortisation                  72,146       69,753      142,154
    14,044        188   Unrealised foreign currency exchange           (1,070)      12,359       14,176
                        (gain) loss
     2,269      4,271   Gain or loss on sale of assets                  3,778        2,269        4,337
     9,451    (13,287)  Results from associated companies             (30,452)       8,464       10,711
     6,617    (16,250)  Adjustment of financial derivatives to        (22,410)       1,501        7,495
                        market value
         -          -   Change in accounting principle                      -       14,142       14,142
         -     (3,983)  Other, net                                     (4,963)           -        1,968
     6,863     53,682   Change in operating assets and liabilities        345       (4,249)     (44,059)
    41,825    215,197   Net cash provided by operating activities     352,120       71,041      142,025

                        INVESTING ACTIVITIES
   (18,395)  (157,899)  Additions to newbuildings, vessels and       (172,213)    (136,937)    (376,844)
                        equipment
    (5,660)       226   Advances to associated companies, net             495      (11,202)     (20,010)
      (447)         -   Purchase of minority interest                       -       (6,099)      (6,822)
    31,941    111,942   Proceeds from sale of assets                  115,885       42,441      177,902
     7,439    (45,731)  Net cash provided by (used in) investing      (55,833)    (111,797)    (225,774)
                        activities

                        FINANCING ACTIVITIES
    49,576     52,149   Proceeds from long-term debt, net of fees      51,073      172,755      380,294
                        paid
   (78,505)  (116,038)  Repayments of long-term debt                 (178,141)    (144,658)    (341,959)
    (2,950)    (1,853)  Repayment of capital leases                    (5,009)     (62,576)     (92,838)
        -      91,977   Additions to capital leases                    91,977            -       68,167
    (3,822)   (76,037)  Dividends paid                                (87,508)     (19,116)     (19,117)
         -    (24,045)  Issue of shares, net                          (23,993)         223          223
   (35,701)   (73,847)  Net cash used in financing activities        (151,601)     (53,372)      (5,230)

    13,563     95,619   Net increase (decrease) in cash and cash      144,686      (94,128)     (88,979)
                        equivalents
    81,586    149,365   Cash and cash equivalents at start of         100,298      189,277      189,277
                        period
    95,149    244,984   Cash and cash equivalents at end of period    244,984       95,149      100,298
---------------------------------------------------------------------------------------------------------


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                    Frontline Ltd.
                                            --------------------------------
                                                     (Registrant)




Date        August 4, 2003               By        /s/ Kate Blankenship
    -----------------------------           --------------------------------
                                                       Kate Blankenship
                                          Secretary and Chief Accounting Officer


02089.0009 #421070